May 29, 2019

Angelos Stergiou
Chief Executive Officer
SELLAS Life Sciences Group, Inc.
15 West 38th St., 10th Floor
New York, NY 10018

       Re: SELLAS Life Sciences Group, Inc.
           Registration Statement on Form S-1
           Filed May 23, 2019
           File No. 333-231723

Dear Dr. Stergiou:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance